UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.       2     )*

The LVI Group Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

     502439409
(CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   502439409
13G

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sears, Roebuck and Co.   36-1750680

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            N/A

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

5     SOLE VOTING POWER

            743,878

6     SHARED VOTING POWER

            None

7     SOLE DISPOSITIVE POWER

            743,878

8     SHARED DISPOSITIVE POWER

            None

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            743,878

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.71%

12    TYPE OF REPORTING PERSON*

            HC

Item 1      (a)         Name of Issuer:
                              The LVI Group Inc.

            (b)         Address of Issuer's Principal Executive Offices:

                              470 Park Avenue South
                              New York, NY  10016

Item 2      (a)         Name of Person Filing:
                              Sears, Roebuck and Co.

            (b)         Address of Principal Business Office:
                              8000 Sears Tower
                              Chicago, Illinois  60684

            (c)         Citizenship:
                              New York

            (d)         Title of Class of Securities:
                              Shares of Common Stock

            (e)         CUSIP Number:
                              502439409

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  (  )   Broker or Dealer registered under Section 15 of
the Act

            (b)  (  )   Bank as defined in section 3(a)(6) of the Act

            (c)  (  )   Insurance Company as defined in Section 3(a)(19)
of the Act

            (d)  (  )   Investment Company registered under section 8 of
the Investment Company Act

            (e)  (  )   Investment Adviser registered under section 203
of the Investment Advisers Act of 1940

            (f)  (  )   Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see subparagraph
                        240.13d-1(b)(1)(ii)(F)

            (g)  ( X)   Parent Holding Company, in accordance with sub-
paragraph 240.13d-1(b)(ii)(G) (Note:  See Item 7)

            (h)  (  )   Group, in accordance with subparagraph 240.13d-1
(b)(1)(ii)(H)


Page 3 of 5 Pages

Item 4                  Ownership.

                        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)         Amount Beneficially Owned:
                        743,878

            (b)         Percent of Class:
                              9.71%

            (c) Number of shares as to which such person (1) has:

                              (i)   sole power to vote or to direct the
vote
                                    743,878

                             (ii)   shared power to vote or to direct
the vote
                                    0

                            (iii)   sole power to dispose or to direct
the disposition of (1)
                                    743,878

                             (iv)   shared power to dispose or to direct
the disposition of
                                    0

Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6            Ownership of More than Five Percent on Behalf of
Another Person.

                        N/A




(1) 743,878 shares of common stock are beneficially owned by Allstate Life Insurance Company, a subsidiary of Allstate Insurance Company. Allstate Insurance Company is an indirect subsidiary of Sears, Roebuck and Co.



Page 4 of 5 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

                        Allstate Life Insurance Company is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 8            Identification and Classification of Members of the
Group.

                        N/A

Item 9            Notice of Dissolution of Group.

                        N/A

Item 10           Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 22, 1994


                                          SEARS, ROEBUCK AND CO.

                                          By ALLSTATE LIFE INSURANCE
COMPANY


By_____________________________
                                             Its Authorized Signatory




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